UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM SD
SPECIALIZED DISCLOSURE REPORT

CORNERSTONE BUILDING BRANDS, INC.
(Exact name of registrant as specified in its charter)
________________

Delaware	1-14315	76-0127701
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

5020 Weston Parkway, Suite 400, Cary, NC	27513
(Address of principal executive offices)	(Zip Code)

Jeffrey S. Lee
Executive Vice President and Chief Financial Officer
(866) 419-0042
(Name and telephone number, including area code, of person to contact in connection with this report)
________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report.

Introduction

        This is the Conflict Minerals Report of Cornerstone Building Brands, Inc. (formerly “NCI Building Systems, Inc.”) (the “Company”, “Cornerstone”, “we”, “us”, or “our”) for the calendar year ended December 31, 2019 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TGs”) or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border (collectively referred to as the “Covered Countries”).

If a registrant can establish that the conflict minerals in its products originated from sources other than the DRC or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the 3TGs in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those minerals, then the registrant must exercise due diligence on the source and chain of custody of the 3TGs, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. The Company determined that 3TGs were necessary to the functionality or production of products that it manufactured or contracted to be manufactured during the 2019 calendar year. Therefore, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in its products originated in the Covered Countries. In accordance with Rule 13p-1, the Company then performed due diligence on the source and chain of custody of the 3TGs in question.

Company Overview

Cornerstone (together with its subsidiaries) is a leading North American integrated manufacturer of external building products for the residential, repair & remodel, and commercial construction industries. We design, engineer and manufacture external building products through our three operating segments, Windows, Siding, and Commercial.

In our Windows segment, our principal products include vinyl, aluminum-clad vinyl, aluminum, wood and clad-wood windows and patio doors and steel, wood, and fiberglass entry doors that serve both the new construction and the home repair and remodeling sectors in the United States and Canada. We continue introducing new products to the portfolio which allow us to enter or further penetrate new distribution channels and customers. The breadth of our product lines and our multiple price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end user markets (new construction and home repair and remodeling).

In our Siding segment, our principal products include vinyl siding and skirting, steel siding, vinyl and aluminum soffit, aluminum trim coil, aluminum gutter coil, aluminum gutters, aluminum and steel roofing accessories, cellular PVC trim and mouldings, J-channels, wide crown molding, window and door trim, F-channels, H-molds, fascia, undersill trims, outside/inside corner posts, rain removal systems, injection molded designer accents such as shakes, shingles, scallops, shutters, vents and mounts, vinyl fence, vinyl railing, engineered slate and cedar shake roofing, and stone veneer in the United States and Canada. The breadth of our product lines and our multiple brand and price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end users (new construction and home repair and remodeling).

In our Commercial segment, we manufacture and distribute extensive lines of metal products for the nonresidential construction market under multiple brand names through a nationwide network of plants and distribution centers. We offer a number of advantages over traditional construction alternatives, including shorter construction time, more efficient use of materials, lower construction costs, greater ease of expansion and lower maintenance costs. Our Commercial segment also provides metal coil coating services for commercial and construction applications, servicing both internal and external customers. We sell our products for both new construction and repair and retrofit applications.

Only some of our products fall in scope of the Rule 13p-1, as they contain one or more of the 3TGs, with the minerals being part of raw materials purchased for the manufacturing process. For example, tin is used as a stabilizer in PVC resin, which is a significant input to many products.

Reasonable Country of Origin Inquiry (RCOI)

        Cornerstone conducted an analysis of its products and found that 3TGs may be found in our products manufactured during 2019 and are necessary to the functionality or production of those products. Therefore, Cornerstone is subject to the reporting obligations of Rule 13p-1. In accordance with Rule 13p-1, the Company performed due diligence to determine the status of the necessary 3TGs used in its production.

        To determine whether necessary 3TGs in our products originated in Covered Countries, Cornerstone retained Assent Compliance (“Assent”), a third party service provider, to assist in reviewing our supply chain. A list composed of suppliers associated with the Covered Products was provided to Assent for upload to the Assent Compliance Manager tool (“ACM”). It was determined impractical to filter this list further to exclude some possibly irrelevant suppliers because the presence or absence of conflict minerals could not be definitively determined in all parts supplied to Cornerstone for our products.

        Cornerstone then conducted a survey of its active suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a supplier’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters in use. In addition, the template contains questions about the origin of conflict minerals included in the supplier’s products, as well as supplier due diligence. This template is being widely adopted by many companies as the industry standard in their due diligence processes related to conflict minerals.

        Cornerstone surveyed its manufacturing supply chain, and sent the CMRT to relevant direct suppliers. For 2019, most suppliers surveyed have provided responses. While many of these responses indicated that the products supplied did not contain any of the 3TGs or did not contain any 3TGs that originated from the Covered Countries, some of the suppliers were uncertain of the origin of the minerals that they supplied.

During the supplier survey, suppliers were contacted via the ACM with the request to complete and upload their completed CMRT. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, question 1 of the CMRT asks suppliers whether any of the 3TGs they use are necessary to the functionality or production of their products. The supplier list is also periodically reviewed to ensure that irrelevant or “out of scope” suppliers were removed from the survey process.

The program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on the following rules:
•Questions 1 and 2 are minimum requirements for the CMRT
▪If suppliers state (via Q1 and Q2) that their products do not contain 3TGs necessary to the function or production of said products, then no further information is required and no further data validation is completed.
•Question 3 - Do any of your 3TGs originate from the covered countries?
▪Any supplier that has any 3TGs from the covered countries, even 1 positive response from their supply chain must answer yes.
•Question 4- Is 100% of the 3TGs in question from a recycled source?
•Question 5 - Have you received info from all relevant 3TGs Suppliers?
▪If you are not at 100%, then you can’t make definitive statements for Questions 3, 4 and 6
•Question 6 - Have you identified all your Smelters and refiners?
▪If the answer here is yes, then question 5 must be yes. This also impacts question 3.

All submitted forms are accepted and reviewed before being classified as valid or invalid. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form and are provided the necessary guidance and support required.

Due to the breadth and complexity of Cornerstone's products and supply chain, it will take time for many suppliers to verify the origin of all of the 3TGs that they supplied, and those suppliers may not succeed in determining the origin of all or any such minerals. Based on the RCOI results, it is possible that some of the 3TGs contained in our products may have originated from the Covered Countries, therefore, in accordance with Rule, Cornerstone performed due diligence on the source and chain of custody of the 3TGs in question.

Due Diligence

Design of Due Diligence

        The Company designed due diligence measures to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“the Guidance”) and the related Supplements for gold, tin, tantalum and tungsten. The Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step.

        Cornerstone is a downstream purchaser of items that may contain conflict minerals, many steps removed from the mining of 3TGs. Many suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, Cornerstone does not purchase raw ore or unrefined minerals or make purchases directly from the Covered Countries. The origin of the 3TGs cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.

        The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain.  In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors.  Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers.  Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the 3TGs contained in the components and materials supplied to us. However, RCOI and due diligence measures can provide only reasonable - not absolute - assurance regarding the source and chain of custody of the necessary conflict minerals. Our RCOI and due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Step 1: Establish Strong Company Management Systems

Internal Compliance Team

        Cornerstone established a cross-functional conflict minerals compliance team comprising representatives from the purchasing, legal and finance teams. This team is responsible for implementing our conflict minerals compliance strategy and briefing senior management about the results of due diligence efforts.

        The Company also used Assent to assist with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that were undertaken with suppliers in regards to conflict minerals.

Supplier Engagement

        Cornerstone engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, The Company has developed an internal procedure that includes steps of supplier engagement escalation such as one-on-one communications and corrective actions.

Maintain Records

Cornerstone has adopted a policy to retain relevant documentation for a period of 5 years. We implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to CMRTs. We store all the information and findings from this process in a format that can be audited by internal or external parties.

Step 2: Identify and Assess Risks in the Supply Chain

        Due to Cornerstone's size, the complexity of products, and the depth, breadth, and constant evolution of supply chain, it is difficult to identify actors upstream from identified direct suppliers. Risks are identified automatically in the ACM based on criteria established for supplier responses in the System. These risks are addressed by contacting the suppliers, gathering pertinent data and performing an assessment of the supplier’s conflict minerals status.

        The primary risk identified with respect to the reporting period ended December 31, 2019 related to the nature of the responses received. Many of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for 3TGs in the components supplied to Cornerstone. Additionally, many suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

In accordance with OECD Guidelines, it is important to understand, identify and assess risk levels associated with conflict minerals in the supply chain. Smelters or refiners and their conflict-free status are important to assessing risk. Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners.  The facilities listed in the responses were compared to the list of smelters and refiners maintained by the list of smelters and refiners maintained by the Responsible Minerals Initiative (the “RMI”) to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2019 calendar year. For 2019, all smelters or refiners from the submitted CMRTs were validated. Due to the provision of primarily supplier-level CMRTs, the connection of reported smelters or refiners to Cornerstone products cannot be confirmed.

        Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on 5 scoring criteria:
•Geographic proximity to the DRC and covered countries;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Known mineral source country of origin;
•Peer Assessments conducted by credible third-party sources;
•Known or plausible evidence of unethical or conflict sourcing.

        As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent Compliance, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions up to removal of these red flag smelters from their supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:
•Question A: Have you established a conflict minerals sourcing policy?
•Question E: Have you implemented due diligence measures for conflict-free sourcing?
•Question G: Do you review due diligence information received from your suppliers against your company’s expectations?
•Question H: Does your review process include corrective action management?

        When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

Step 3: Design & Implement a Strategy to Respond to Risks

        Cornerstone developed processes to assess and respond to the risks identified. In response to this risk assessment, Cornerstone has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via the submission of a completed CMRTs and to outline the required cooperation for compliance with the conflict minerals rule.

        Based on the criteria described in step two above, certain facilities have been identified as being of highest concern to the supply chain. When these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. CMRT submissions that include any of the identified facilities immediately produced a receipt instructing the supplier to take their own risk mitigation actions.

        As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.

Step 4: Independent Third Party Audit of Supply Chain Due Diligence

The Company does not have a direct relationship with 3TGs smelters and refiners, nor do we perform direct audits of the other entities in the Company's supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.
This Report has not been subject to an independent private sector audit.

Step 5: Public Reporting on Supply Chain Due Diligence

        We have published this report in the Investor Relations section of our website (https://www.cornerstonebuildingbrands.com/investors/sec-filings). Other information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. We have also publicly filed this report with the SEC.

Due Diligence Results

        For the 2019 reporting year, the Company received CMRT forms from a majority of the suppliers surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found.

        Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, the Company does not currently have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or identify the facilities used to process those conflict minerals. Therefore, the Company cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources. Using our supply chain due diligence processes, the Company hopes to further develop transparency into its supply chain.

Risk Mitigation Improvement Program

        Cornerstone intends to undertake the following next steps to improve its due diligence process and to gather additional information which will assist the Company in determining whether the conflict minerals utilized benefit armed groups contributing to human rights violations. These steps include:

•continuing to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•continuing to evaluate all received supplier CMRT forms and evaluating, based on risk, for further due diligence procedures;
•working more closely with our third party conflict minerals service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process 3TGs contained in our products;
•engaging with our suppliers more closely and providing suppliers with more information and training resources regarding responsible sourcing of 3TGs;

•gaining further understanding of the impediments to the Company's suppliers that are not able to definitively state their conflict mineral sourcing statuses; and
•examining the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CORNERSTONE BUILDING BRANDS, INC.

	By:	/s/ Jeffrey S. Lee
		Name:	Jeffrey S. Lee
		Title:	Executive Vice President and Chief Financial Officer

Date: May 29, 2020